Exhibit (i)(14)

U.S. Securities and Exchange Commission
Washington, DC

Xcel Energy, Inc.	*	Request for Hearing
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File No. 70-10059	*	Comments
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SEC Release No. 35-27519	*
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     The Securities and Exchange Commission sent me a copy of what is described in a cover letter as “the public supplemental notice issued by the Commission on April 15, 2002 in connection with the application referenced above.” The public supplemental notice sent to me says: “This supplemental notice supersedes the Initial Notice.” I read this to mean that the public supplemental notice may supersede my request for a hearing and comments. I want to repeat my request for hearing and comments filed on April 5, 2002, except for item 1, and April 12, 2002.

1.	Is the amount to be paid for NRG’s outstanding common stock “reasonable” and does it “bear a fair relation to the sums invested in or the earning capacity of the ... utility assets underlying the securities to be acquired”?

     Section 10(b)(2) of the Public Utility Holding Company Act provides that where the SEC is reviewing a proposal by a company to acquire the securities of another company, the SEC must evaluate whether “the consideration” is “reasonable” and whether it bears “a fair relation to the sums invested in or the earning capacity of...the utility assets underlying the securities to be acquired.” If the “consideration” is not reasonable or fair, the SEC cannot authorize the proposed acquisition.

     The Exchange Offer is neither reasonable nor fair to Xcel’s shareholders. We are not getting our money’s worth. If the consideration for the Exchange Offer is evaluated on the basis of one-half of one share (0.50) of Xcel common stock, this means that Xcel is paying a 29.4 percent premium to NRG’s average closing price over the ten trading day period ending February 14, 2002, the day prior to the announcement of the Exchange Offer. Also, the consideration represents a 71 percent premium to NRG’s low stock price of $7.51 per share on February 6, 2002, which was just about one week prior to the announcement of the Exchange Offer.

     I can find nothing positive about NRG from the past several months that justifies this premium. NRG stock was about $35 per share about one year ago, and it slid to $7.51 per share on February 6, 2002. NRG was (and may still be) exposed to risk associated with Enron’s downfall, and it’s not clear to me that the total amount of this risk has been quantified. In December 2001, Moody’s placed NRG’s credit rating on review for potential downgrade. On March 26th, NRG announced a $29 million loss, or approximately 14.5 cents per share, for the first two months of 2002. NRG has cited several problems with its operations, including: lower demand for power; merchant power prices that were significantly below prices of the last several years; increased financing costs associated with acquisitions made in the past few months, and added liquidity at the recent past has been bad. Therefore, I believe that the consideration for the Exchange Offer is neither fair nor reasonable, and I respectfully request that the Commission review this issue in a hearing.

2.	Does the Public Utility Company Act supercede the business judgment of the owners, officers, and directors of a company subject to the Public Utility Holding Company Act?

      The owners, officers, and directors of a business normally determine whether or not a given transaction is fair and reasonable for the company they own or work for, and government agencies normally defer to this exercise of business judgement. However, the Public Utility Holding Company Act appears to give the SEC the power to supercede the business judgement of the owners, and directors of a company subject to the Public Utility Holding Company Act. The Commission should hold a hearing on this question says the Exchange Offer presents a good opportunity to answer this questions, and it is necessary to decide this issue prior to reviewing issue two above.

3.	Will the Exchange Offer “be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system”?

      Section 10(b)(3) of the Public Utility Holding Company Act provides that a proposed acquisition of securities may be authorized by the SEC, unless the SEC finds that the acquisition will “be detrimental to public interest of investors or consumers or the proper functioning of such holding-company system.” As mentioned above, I believe that the Exchange Offer will be detrimental to investors in Xcel, because NRG is a bad investment. I believe that the Exchange Offer will be detrimental to the Xcel Energy holding company system as a whole and the public utility companies that Xcel Energy owns.

      I believe that the Exchange Offer is distracting valuable financial resources away from other companies in the Xcel holding company system. The shares of common stock to be used to pay for NRG shares are authorized but unissued shares. In addition, the Form U-1 says that Xcel proposes in 2002 to infuse an additional total of $600 million into NRG. If not for the Exchange Offer, Xcel’s common stock and other capital targeted for NRG could be used to, for example, build an electricity transmission line to connect the Southwest Public Service Company and the Public Service Company of Colorado,

public-utility subsidiaries of Xcel that are supposed to be connected but are not connected.

4.	Is Xcel in violation of the Public Utility Holding Company Act because its public utility companies are not “interconnected”?

     When New Century Energy merged with Northern States Power, the electric assets were not connected, and consequently not “integrated,” as required by Section 10(c)(2) of the Public Utility Holding Company Act. Section 10(c)(2) of the Public Utility Holding Company Act provides that an acquisition may not be approved unless the SEC finds that “such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system.” Section 2(a)(29) of the Public Utility Holding Company Act provides that an “integrated public-utility system” means, among other things, electric companies that are “physically interconnected or capable of physical interconnection.” In the SEC flings for the merger of New Century Energy and Northern States Power, it was argued that, although the two systems and even New Century Energy itself were not connected, the electric assets were “capable of physical interconnection.” In this case of the Southwest Public Service Company and the Public Service Company of Colorado, it was argued that a transmission line could be built to connect the two companies, and the SEC accepted a proposal to build a transmission line as satisfying the “capable of physical interconnection” language. However, this transmission line has not been built. Furthermore, Xcel is spending money on losing non-utility ventures when it should be spending money to connect its electric assets. This issue is especially compelling in light of the recent court case deciding that the SEC did not meet the standards of the Public Utility Holding Company Act in finding that the American Electric Power and Central and South West electric utility systems were connected. The Commission should consider the issue of whether Xcel is violating the Public Utility Holding Company Act because of its ongoing failure to interconnect its electric assets.

5.	Can a company add “Minority Interests” to common equity when the company measures the ratio of common equity to total capitalization?

      Exhibit 1 to Form U-1/A shows that Xcel Energy Inc. had only 27.6% of common stock in its capitalization as of December 31, 2001. Xcel’s merger or financing authorizations under the Public Utility Holding Company Act require 30% common equity in Xcel Energy Inc.’s total capitalization. The only way the Xcel can show 30% common equity as of December 31, 2001 is to add “Minority Interests” in a calculation of common equity. Because of all of the accounting problems in companies today, I would like to add this question to the list of questions to be answered in a hearing.

      For the reasons stated above, I respectfully request the Commission convene a hearing to discuss and resolve the issues stated above.

/s/ Elizabeth H. Smith Elizabeth H. Smith 1424 Oxford Road Charlottesville, VA 22903 Telephone: 434-974-6245